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February 28, 1997

Securities & Exchange Commission
Attn: The Special Counsel
Office of International Corporation Finance
Judiciary Plaza, 450-5th Street N.W.
Washington, D.C. 20549 U.S.A.

Dear Sirs:

In compliance with National Policy Statement No. 41, the following is advance notification of meeting for:


ISSUER:              Vista Gold Corp.

SECURITY
DESCRIPTION:         Common

CUSIP #:             927926105

MEETING TYPE:        Annual General

RECORD DATE:         March 25, 1997

MEETING DATE:        April 30, 1997

Yours truly,


Anne Boise
A/Account Manager
Stock Transfer Services
Telephone (604) 661-0276
Fax (604) 683-3694

cc: Ladner Downs, Attention: Mr. Jason J. Brooks